Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.

	Year Ended 30 September
(in $AUD millions, unless otherwise indicated)	2016	2015	2014	2013	2012
Profit before income tax	10,644	11,416	10,740	9,772	8,814
Add fixed charges	16,881	18,223	18,894	20,376	24,549
Less minority interest in subsidiaries that have not incurred fixed charges	(15)	(56)	(64)	(74)	(66)
Earnings before tax and fixed charges	27,510	29,583	29,570	30,074	33,297

Interest expense	16,674	18,028	18,706	20,188	24,371
Portion of rent estimated to represent interest expense	207	195	188	188	178
Fixed charges	16,881	18,223	18,894	20,376	24,549

Ratio of earnings to fixed charges (%)	1.63	1.62	1.57	1.48	1.36